EX-99.B-77D(a)

                      WADDELL & REED ADVISORS FUNDS, INC.

SUB-ITEM 77D(a):  Policies with respect to security investments:

The following information replaces the first paragraph in the disclosure in the Prospectus regarding the investment strategies of Waddell & Reed Advisors Funds, Inc. Science and Technology Fund in the section entitled "The Investment Principles of the Funds--Investment Goals, Principal Strategies and Other Investments:"

     The goal of Science and Technology Fund is long-term capital growth. The Fund seeks to achieve this goal by investing primarily in a diversified portfolio of science and technology companies. Science and technology companies are companies whose products, processes or services, in WRIMCO's opinion, are being or are expected to be significantly benefited by the use or commercial application of scientific or technological discoveries. Under normal market conditions, the Fund will invest at least 80% of its net assets in securities of science or technology companies or companies benefited by the application of science and technology innovations. There is no guarantee, however, that the Fund will achieve its goal.

The following information replaces the second paragraph in the disclosure in the Prospectus regarding the investment strategies of Waddell & Reed Advisors Funds, Inc. Bond Fund in the section entitled "The Investment Principles of the Funds--Investment Goals, Principal Strategies and Other Investments:"

     The Fund will, under normal market conditions, invest at least 80% of its net assets in bonds, including corporate bonds and securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

The following information supplements the information in the non-fundamental, or operating investment restrictions disclosure in the section entitled "Investment Restrictions and Limitations" in the Statement of Additional Information.

     (8) At least 80% of Science and Technology Fund's net assets will be invested during normal market conditions in the securities of science and technology companies or companies that benefit from the application of science and/or technology innovations.